List of Subsidiaries


Subsidiary                               State of Incorporation
----------                               ----------------------


1.  Paragon Nurses Registry, Inc.             New York

2.  Star Registry, Inc.                       New York

3.  AMSERV HEALTHCARE INC.                    Delaware

4.  AMSERV Healthcare of New Jersey, Inc.     Delaware

5.  AMSERV Healthcare of Ohio, Inc.           Delaware

6.  AMSERV Medical Products, Inc.             Delaware